Mail Stop 6010   April 16, 2007

Benjamin F. McGraw, III, Pharm.D.
President, Chief Executive Officer and Treasurer
Valentis, Inc.
863A Mitten Rd.
Burlingame, California 94010

      Re: Valentis, Inc.
            Amendment No. 1 to Registration Statement on Form S-4
            File No. 333-140443
            Filed March 30, 2007

Dear Dr. McGraw:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 3. Since the listing issue remains to be determined, please update the disclosure in the document to reflect the latest development regarding continued listing.

2. We note your response to our prior comment 7 and reissue that comment. We are not in receipt of an application pursuant to Rule 437 to dispense with the filing of the consent. Please file Bio-IB, LLC's consent as an exhibit to the registration statement.

Risks Related to Urigen, page 30

Urigen's primary product candidate did not meet its primary endpoint in a Phase II clinical study. Page 30

3. Please revise this risk factor subheading to clarify that because Urigen did not meet its primary endpoint in the Phase II clinical study for its primary product candidate, Urigen is dependent upon incorporating appropriate protocol changes to the product candidate in order to achieve positive results in subsequent trials.

If Urigen is not successful in acquiring or licensing additional product candidates on acceptable terms . . . ., page 35

4. We note your response to our prior comment 30 and were unable to locate the revised disclosure in this risk factor. Please expand this risk factor to discuss the importance of acquiring or licensing additional product candidates to Urigen's strategy.

If Urigen's efforts to develop new product candidates do not succeed . . . ., page 36

5. We note your response to our prior comment 31 and reissue the comment. Please expand this risk factor to incorporate the development status of Urigen's current products candidates, URG101, URG301 and URG302. Your revised disclosure should state specifically where Urigen is with respect to the development of each product candidate.

Urigen's auditors have issued a going concern opinion . . . ., page 36

6. We note your response to our prior comment 35 and your revised disclosure that the going concern opinion has not affected Urigen's ability to raise capital. Please delete this statement. It is inappropriate to provide mitigating disclosure in a risk factor.

Urigen's agreements with vendors and a business partner . . . ., page 43

7. We note your response to our prior comment 41 and reissue the comment in part. Please revise the risk factor to estimate the number of shares of Series B preferred stock that Urigen may be required to issue and how this may affect the number of shares Valentis is required to issue to Urigen stockholders in the merger or after the merger. In particular, please provide an estimate of the number of shares that may be issuable for the milestone fees.

The Merger, page 54

Background of the Merger, page 54

8. We note your response to our prior comment 43 and reissue that comment in part. Some of the descriptions of the meetings are still vague. Please revise to more specifically describe the information discussed at the meetings. For example at the July 18, 2006 and August 4, 2006 meetings, what information regarding potential merger candidates was presented to the Valentis board? What conclusions did the board make regarding the candidates against the criteria for selecting the best candidate?

9. We note your response to our prior comment 47 and reissue that comment in part. Please disclose when Valentis formally engaged B. Riley to render the fairness opinion.

10. We note your response to our prior comment 48 and your disclosure with respect to the background of the merger from Urigen's perspective. Please expand this disclosure to explain why "pursuing an initial public offering in the United States was not deemed viable." Please also explain how the reverse merger with Valentis would "ameliorate the challenges confronting Urigen as a private company that could put the viability of the company at risk."

Urigen's Reasons for the Merger, page 61

11. We note your response to our prior comment 56 and reissue that comment. Please disclose the appropriate information required by Item 1015 of Regulation M-A regarding this valuation analysis performed by Bio-IB, LLC.

Urigen's Business, page 102

General

12. We note your response to our prior comment 65 and your statement that you are supplementally providing supporting documentation for these statements. We are not in receipt of any supplemental materials and therefore reissue this comment. Please provide the supporting documentation in your next response. The supporting documentation should be marked to indicate the text supporting the statements.

Potential Products, Technologies and Services, page 103

Clinical Trial Status, page 106

13. We note your response to our prior comment 69 and your revised disclosure that "Several patients with radiation cystitis have been treated by Urigen's scientific founder with URG101." Please expand your disclosure to describe where, when and how these treatments were performed. Were these treatments conducted in clinical trials? If so, what were the results?

Urigen's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 119

14. We have read your response to comment 77 and your revised disclosures. Please explain to us the difference between the total spent to date disclosed in this section of $1,398,843 ($1,373,653 plus $25,190) and the amount disclosed in the unaudited statement of operations of $1,365,108.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 128

15. We have read your response to comment 79 and your revised disclosures. The cost of the purchase in a reverse merger should be determined by the fair value of the legal acquirer's stock. Please revise your disclosure to clarify the purchase price.

16. We have read your response to comment 80 and your revised disclosures. Please explain to us how the weighted-average shares for Urigen were calculated.

17. With regard to comment 81 we note that two members of Valentis' board of directors will continue as directors of the merged company. Accordingly, those expenses should not be eliminated in the pro forma information. Please tell us if any employees of Valentis will be employees of the merged company or if any leases of Valentis will be retained and, if so, those expenses should not be eliminated in the pro forma information. It would appear that the expenses related to being a public company should not be eliminated in the pro forma information as those expenses would not be reflected in Urigen's operations. It may be helpful to disaggregate Valentis' historical G&A expenses in the notes and disclose for those expenses eliminated how elimination of those expenses is factually supportable.

Valentis' Business, page 184

Company Overview, page 184

18. We note your response to our prior comment 84 and your description of the agreements in relation to the sale or license of certain assets of Valentis and the

resolution of its property leases. To the extent you have not already done so, please include these agreements as exhibits to the registration statement, or provide us your analysis as to why each is not a material contract.

<u>Valentis Consolidated Financial Statements for the Years Ended June 30, 2006, 2005 and 2004</u>

<u>6. Other Acquired Technology, page F-17</u>

19. We have read your response to comment 94. Please include the additional disclosures provided in the MD&A in the Subsequent Events footnote on page F-32.

<u>Valentis Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2006 and 2005, page F-24</u>

<u>Condensed Consolidated Balance Sheets, page F-23</u>

20. In accordance with Rule 5-02.30 of Regulation S-X, for each class of common shares state, on the face of the balance sheet, the number of shares issued or outstanding.

<u>7. Other Income and Expenses, Net , page F-31</u>

21. We have read your response to comment 95. We are unable to locate the added disclosures in the notes or the MD&A. Please revise your presentation to include this information or provide a page reference to us of where to find these disclosures. Please note that if you decide to include this additional information in the MD&A, it also needs to be disclosed in the notes.

<u>Urigen Holdings Financial Statements</u>

<u>Unaudited Financial Statements, page F-49</u>

<u>Balance Sheets, page F-49</u>

22. Please disclose on the face of this statement the aggregate liquidation preferences of the "Series A convertible preferred stock" and the "Series B convertible preferred stock". Refer to paragraph 6 of SFAS 129.

23. Please include the material terms of the stock subscribed in the notes to financial statements.

5. Common Stock, page F-57

24. We note your disclosure that you affected a two for one stock split in October
2006. Please revise the financial statements to retroactively apply the effects of
this stock split. Revise this note to clearly indicate that this is the accounting
treatment applied to this stock split. This comment applies to all financial
statement periods presented. Refer to Topic 4C of the Staff Accounting
Bulletins.

Exhibits

25. We note your statement at the end of the exhibit list that confidential treatment
has been granted for portions of certain exhibits. Please note that unless you
have received an order granting confidential treatment for these exhibits, this
statement is inappropriate. If confidential treatment is pending, please revise the
statement accordingly.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please file your cover letter on EDGAR under the form type
label CORRESP. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Michael Reedich at (202) 551-3612 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert C. Funsten, Esq.
        Marc G. Alcser, Esq.
        Michael L. Lawhead, Esq.
        Stradling Yocca Carlson & Rauth
        660 Newport Center Drive, Suite 1600
        Newport Beach, California 92660